Exhibit 99.1

Stronger pulp pricing and weaker Canadian dollar result in higher Q4 EBITDA

RICHMOND, BC, March 4, 2014 /CNW/ - Catalyst Paper (TSX:CYT) recorded adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) of $19.1 million in Q4 versus $16.4 million in Q3, despite higher production costs related to an annual maintenance shut at the Crofton pulp mill. As well paper productivity improved by 3,600 tonnes over the previous quarter. In Q4, free cash flow of $5.9 million was positive for the second consecutive quarter.

Catalyst recorded a net loss of $95 million in Q4 compared to net earnings of $5.2 million in Q3. The net loss was mainly driven by an adjustment to the carrying value of goodwill and fixed assets to reflect a non-cash impairment charge of $86.9 million required under U.S. GAAP. Excluding specific items net earnings were $1.7 million versus a net loss of $3.5 million the previous quarter. Sales were higher at $272.1 million compared to $268.8 million in the previous quarter, driven by higher pulp and paper prices and a weakening Canadian dollar.

Market conditions were mixed during the fourth quarter, with North American paper demand down from the third quarter for directory and coated, and up for newsprint and uncoated. Benchmark prices remained flat for directory, showed a decline for coated and uncoated grades, and a moderate up-tick for newsprint. Pulp prices during the quarter steadily increased and softwood inventories ended the year well below the historical average.

"While the North American paper market remains challenging, our focus is continuing to grow lightweight, environmentally friendly, niche grades such as Marathon Lite, Ascent and Sage," said Catalyst President and CEO Joe Nemeth. "In addition, the pulp team continues to implement productivity improvements to capitalize on strong pulp markets."

Results for the Year

Adjusted EBITDA for the year was $46.1 million in 2013 compared to $55.4 million in 2012, primarily due to higher power rates plus the reintroduction of the Provincial Sales Tax on purchased electricity. Total sales were $1,051.4 million, marginally below $1,058.2 million in 2012.  Net earnings before specific items improved relative to the previous year by $6.3 million mostly due to a significant reduction in interest expense resulting from the reorganization of our debt in 2012.

Net earnings moved from $583.2 million in 2012 to a loss of $127.6 million in 2013.  Net earnings in the prior year reflect one-time reorganization and fresh start accounting adjustments made upon exiting creditor protection (CCAA) of $667.5 million, while the 2013 loss reflects the inclusion of a non-cash impairment charge required under U.S. GAAP of $86.9 million.

Liquidity

Total liquidity increased to $122.6 million at the end of 2013, compared to $97.9 million in 2012 mostly due to non-core asset sales, lower reorganization costs and improved vendor payment terms. Free cash flow improved over 2012 by $25.8 million, due mostly to significantly lower reorganization costs in 2013.

Selected Highlights

(In millions of dollars, except where otherwise stated)	2013	2012	2011
Sales [2]	$1,051.4	$1,058.2	$1,079.7
Operating earnings (loss) [2]	(87.8)	19.1	(704.5)
Depreciation and amortization [2]	47.0	36.3	105.5
Adjusted EBITDA [1,2]	46.1	55.4	62.8
- before restructuring costs [1,2]	47.3	60.7	68.7
Net earnings (loss) attributable to the company	(127.6)	583.2	(974.0)
- before specific items [1]	(31.5)	(37.8)	(126.3)
Total assets	700.1	978.8	737.6
Total long-term liabilities	565.5	720.6	713.6
Adjusted EBITDA margin [1,2]	4.4%	5.2%	5.8%
- before restructuring costs [1,2]	4.5%	5.7%	6.4%
Net earnings (loss) per share attributable to the company's common shareholders (in dollars)
- basic and diluted from continuing operations [3]	$(9.01)	$41.65	$(2.04)
- basic and diluted from discontinued operations [3]	0.21	(1.15)	(0.51)
- before specific items [3]	(2.17)	(2.62)	(0.33)

(In thousands of tonnes)
Sales [2]	1,373.3	1,401.4	1,351.2
Production [2]	1,382.6	1,388.6	1,365.1
Common shares (millions)
At period-end [3]	14.5	14.5	381.9
Weighted average [3]	14.5	14.4	381.9

1	Refer to section 12, Non-GAAP measures, of our Q4 2013 management's discussion and analysis.
2	Numbers exclude the Snowflake mill's results from operations which have been reclassified as discontinued operations; earnings from discontinued operations, net of tax, are shown separately from continuing operations in the consolidated statements of earnings (loss) in our annual consolidated financial statements for the year ended December 31, 2013.
3	Earnings per share data for periods ended on and subsequent to September 30, 2012 were based on the weighted average common shares issued pursuant to our reorganization under CCAA. Earnings per share data for periods prior to September 30, 2012 were based on the weighted average common shares outstanding prior to emergence from creditor protection proceedings. These shares were cancelled on September 13, 2012.

Outlook

Printing paper markets are expected to remain challenging in North America with continued contraction in demand. We expect some weakening in coated and uncoated paper prices in the first half of the year that will rebound in the latter half. We will continue to focus our efforts on growing market share in Latin America and other freight-logical markets. By the end of 2013, pulp demand in Asia had improved and continues to show strength in Q1 of 2014. Current and future hardwood pulp capacity additions are creating uncertainty as to pulp market supply-to-demand balance in the second half of 2014.

Profitability of our export sales continues to be bolstered by a weakening Canadian dollar. The company commenced hedging a portion of its U.S. dollar-denominated sales in the first quarter of 2014 in accordance with its policy to manage currency risk when the Canadian dollar declined below US$0.90.

In November, BC Hydro announced a 15% rate increase on hydroelectricity over the next two years. The increases, the first of which is slated for April 1, are expected to add $10 million to 2014 electricity costs. We have entered into discussions with BC Hydro and the provincial government regarding new programs designed to mitigate a significant portion of the rate increases.

The company's planned maintenance scheduled for the first of 2014 will total 6,100 tonnes of lost production. Capital spending is expected to be similar to the previous year, in the range of $20 million.

Further Quarterly Results Materials

This release, along with the full annual Management Discussion &Analysis, Financial Statements and accompanying notes are available on our web site at www.catalystpaper.com/Investors. This material is also filed with SEDAR in Canada and EDGAR in the United States.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statement

Certain matters in this news release, including statements with respect to general economic and market conditions, demand for products, pricing expectations, anticipated cost savings and capital expenditures, are forward looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and related courses of action, as well as other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2013 available on the company's website at www.catalystpaper.com/investors and at www.sedar.com.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Investors:
Brian Baarda
Vice-President, Finance & CFO
604-247-4710

CO: Catalyst Paper Corporation

CNW 21:36e 04-MAR-14